     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 1998

                                                      REGISTRATION NO. 333-47399

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                               AMENDMENT NO. 1 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              POST PROPERTIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                  GEORGIA                                             58-1550675
(State or Other Jurisdiction of Incorporation)            (I.R.S. Employer Identification Number)

                    3350 CUMBERLAND CIRCLE, N.W., SUITE 2200
                             ATLANTA, GEORGIA 30339
                                 (770) 850-4400
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                          Principal Executive Offices)
                                 JOHN T. GLOVER
                                    PRESIDENT
                    3350 CUMBERLAND CIRCLE, N.W., SUITE 2200
                             ATLANTA, GEORGIA 30339
                                 (770) 850-4400
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   COPIES TO:

                               JOHN J. KELLEY III
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600

                             ----------------------
      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.
      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
      If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
      If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. [ ]




                              ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                              SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 23, 1998




PROSPECTUS

                                 209,100 SHARES
                              POST PROPERTIES, INC.
                                  COMMON STOCK


         This Prospectus relates to the offer and sale from time to time of up to 209,100 shares (the "Option Shares") of common stock, par value $.01 per share ("Common Stock"), of Post Properties, Inc. (the "Company") that may be issued to the holders of options to purchase the Option Shares (the "Options") (such persons, the "Selling Shareholders"). The Options were originally issued by Columbus Realty Trust, which was acquired by the Company pursuant to a merger whereby Columbus Realty Trust was merged with and into a subsidiary of the Company on October 24, 1997, in connection with the acquisition of certain properties. In connection with the merger, the optionholders received options to purchase shares of Common Stock of the Company. The Company is registering the Option Shares to provide the holders thereof with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be issued by the Company or be offered or sold by the holders thereof.


         The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "PPS." To ensure that the Company maintains its qualification as a REIT, ownership by any person is limited to 6% of the outstanding shares of Common Stock, with certain exceptions.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS.  ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

         The Selling Shareholders from time to time may offer and sell the Option Shares directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Option Shares to be made directly or through agents.

         The Company will receive the exercise price with respect to the Options upon the issuance of the Option Shares. The Company will not receive any of the proceeds from the sale of the Option Shares by the Selling Shareholders but has agreed to bear certain expenses of registration of the Option Shares under Federal and state securities laws.

         The Selling Shareholders and any agents or broker-dealers that participate with the Selling Shareholders in the distribution of Option Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Option Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

                          ----------------------------


                 The date of this Prospectus is March 23, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. The Common Stock of the Company is listed on the New York Stock Exchange, and such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such reports, proxy statements, and other information can also be obtained from the Internet at http://www.sec.gov.

         The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Stock offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission (File No. 1-12080) are incorporated herein by reference:

         (a)   Annual Report on Form 10-K for the year ended December 31, 1996;

         (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;


         (c) The Company's Current Reports on Form 8-K filed on February 27, 1997, August 6, 1997, September 17, 1997, October 22, 1997,
               October 28, 1997, February 9, 1998, February 26, 1998, March 3, 1998 and March 16, 1998; and


         (d) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated July 22, 1993

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Post Properties, Inc., 3350 Cumberland Circle, Suite 2200, Atlanta, Georgia 30339, Attention: Secretary, telephone (770) 850-4400.

                                   THE COMPANY

         Post Properties, Inc. (the "Company") is one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern and Southwestern United States. The Company currently owns 78 stabilized communities (the "Communities") containing 25,938 apartment units located primarily in metropolitan Atlanta, Georgia, Dallas, Texas and Tampa, Florida. In addition, the Company currently has under construction or in initial lease-up 12 new communities and additions to three existing communities in the Atlanta, Georgia, Dallas and Houston, Texas, Tampa, Florida, Denver, Colorado and Nashville, Tennessee metropolitan areas that will contain an aggregate of 4,742 apartment units upon completion. For the year ended December 31, 1997, the average economic occupancy rate (gross potential rent less vacancy losses, model expenses and bad debt divided by gross potential rent) of the 45 Communities stabilized for the entire year was 94.9%. The average monthly rental rate per apartment unit at these Communities for December 1997 was $811. The Company also manages through affiliates approximately 10,000 additional apartment units owned by third parties. The Company is a fully-integrated organization with multifamily development, acquisition, operation and asset management expertise and has approximately 1,600 employees.

         Since it was founded in 1971, the Company has pursued three distinctive core business strategies that, for over 25 years, have remained substantially unchanged:

         - Investment Building. Investment building means taking a long-term view of the assets the Company creates. The Company develops communities with the intention of operating them for periods that are relatively long by the standards of the apartment industry. Key elements of the Company's investment building strategy include instilling a disciplined team approach to development decisions; selecting sites in niche and infill locations in strong primary markets; consistently constructing new apartment communities with a uniformly high quality; and conducting ongoing property improvements.

         - Promotion of the Post(R)Brand Name. The Post(R)brand name strategy has been integral to the success of the Company and, to the knowledge of the Company, has not been successfully duplicated within the multifamily real estate industry in any major U.S. market. For such a strategy to work, a company must develop and implement systems to achieve uniformly high quality and value throughout its operations. As a result of the Company's efforts in developing and maintaining its communities, the Company believes that the Post(R)brand name is synonymous with quality upscale apartment communities that are situated in desirable locations and provide superior resident service. Key elements in implementing the Company's brand name strategy include extensively utilizing the trademarked brand name; adhering to quality in all aspects of the Company's operations; developing and implementing leading edge training programs; and coordinating the Company's advertising programs to increase brand name recognition.

         - Service Orientation. The Company's mission statement is: "To provide the superior apartment living experience for our residents." By striving to provide a superior product and superior service, the Company believes that it will be able to achieve its long-term goals. The Company believes that it provides its residents with superior product and superior service through its uniformly high quality construction, award-winning landscaping and numerous amenities, including on-site business centers, on-site courtesy officers, urban vegetable gardens and state-of-the-art fitness centers.

         The Company believes that with the implementation of these strategies, multifamily properties in its primary markets have the potential over the long term to provide investment returns that exceed national averages. According to recent market surveys, employment growth, population growth and household formation growth in the Company's primary markets have exceeded, and are forecasted to continue to exceed, national averages.

         The Company, through wholly owned subsidiaries, is the sole general partner of, and controls a majority of the limited partnership interests in, the Operating Partnership. The Company conducts all of its business through the Operating Partnership and its subsidiaries. As of December 31, 1997, the Company indirectly owed 85.5% of the outstanding partnership interests in the Operating Partnership.

         The Company's executive offices are located at 3350 Cumberland Circle, N.W., Suite 2200, Atlanta, Georgia 30339, and its telephone number is (770) 850-4400. The Company is a Georgia corporation that was incorporated on January 25, 1984.

                                   THE MERGER

         On October 24, 1997, Columbus Realty Trust, a Texas real estate investment trust ("Columbus"), merged with and into Post Interim Holding Company, Inc. (formerly Post LP Holdings, Inc.), a wholly owned subsidiary of the Company (the "Merger") pursuant to the terms of an Agreement and Plan of Merger dated as of August 1, 1997. In connection with the Merger, each outstanding common share of beneficial interest, par value $.01 per share, of Columbus has been converted into the right to receive 0.615 shares of Common Stock of the Company, with cash being paid in lieu of fractional shares of Common Stock.

         As a result of the Merger, the Company is the largest multi-family REIT concentrating on the development of upscale multi-family apartment homes in the major metropolitan markets of the Southeast and Southwest, with a total market capitalization of approximately $2.4 billion as of December 31, 1997.

                               RECENT DEVELOPMENTS

YEAR AND QUARTER ENDED DECEMBER 31, 1997 FINANCIAL RESULTS

         On February 3, 1998, the Company announced that funds from operations ("FFO") for the fourth quarter of 1997 totaled $27.29 million, an increase of 41.9% over the fourth quarter of 1996. FFO for the year ended December 31, 1997 totaled $87.39 million, an increase of 17.8% over FFO for 1996. The weighted average number of shares and Units outstanding for the quarter and year ended December 31, 1997 was 33,722,727 and 28,880,928, respectively.

         The Company also announced fourth quarter 1997 net income available to common shareholders of $13.89 million or $0.49 per common share. These per share results are the same as those achieved in the fourth quarter of 1996, notwithstanding an increase during 1997 in depreciation resulting from assets obtained in the merger with Columbus, and a one-time charge in 1997 of $1.5 million for the relocation of the Company's corporate offices.

         For the year ended December 31, 1997, the Company's net income available to common shareholders was $49.97 million or $2.11 per common share, an 8% increase over the per common share results for 1996.

         Earnings comparisons between 1997 and 1996 are affected by Olympics-related income during 1996. During the third quarter of 1996, the Company recorded FFO and net income of approximately $525,000, or $0.02 per common share, related to the Company's Olympic initiatives.

         Eliminating the impact of the Olympics-related income in 1996, net income per common share was up by 9% for 1997.

         The average economic occupancy rate for the Communities stabilized for all of 1996 and all of 1997 ("Fully Stabilized Communities") was 95.5% for the fourth quarter of 1997, up 1.6% over the same quarter of 1996. The average economic occupancy rate for Fully Stabilized Communities was 94.8% for the year ended December 31, 1997, down 0.6% from the year ended December 31, 1996.

         Total revenue from Fully Stabilized Communities was up 2.6% during the 1997 fourth quarter compared to the 1996 fourth quarter, while operating expenses for these Communities decreased 0.3%. Consequently, net operating income from Fully Stabilized Communities increased 4%.

         Total revenue for Fully Stabilized Communities was up 1.3% for the year ended December 31, 1997 over 1996, while operating expenses were up 0.3%. This resulted in an increase of 1.7% in net operating income from Fully Stabilized Communities for the year ended December 31, 1997.

                                  THE OFFERING


         This Prospectus relates to the offer and sale from time to time of up to 209,100 shares (the "Option Shares") of common stock, par value $.01 per share ("Common Stock") of the Company that may be issued to the holders of options to purchase the Option Shares (the "Options") (such persons, the "Selling Shareholders"). The Options were originally issued by Columbus, which was merged with and into the Company on October 24, 1997, in connection with the acquisition of certain properties. In connection with the Merger, the optionholders received options to purchase shares of Common Stock of the Company. The Company is registering the Option Shares to provide the holders thereof with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be issued by the Company or be offered or sold by the holders thereof.


         The Company will receive the exercise price with respect to the Options upon the issuance of the Option Shares. The Company will not receive any of the proceeds from the sale of the Option Shares by the Selling Shareholders but has agreed to bear certain expenses of registration of the Option Shares under Federal and state securities laws. The Company is registering the Shares for sale to provide the holders thereof with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be issued by the Company or offered or sold by the holders thereof.

                              SELLING SHAREHOLDERS

         As described herein, "Selling Shareholder" are only those persons who, at the time of the Merger, owned options to purchase shares of beneficial interest of Columbus that were not issued pursuant to any employee benefit plans of Columbus. The following table provides the names of and the number of shares of Common Stock beneficially owned by each Selling Shareholder. Since the Selling Shareholders may sell all, or some or none of their Option Shares, no estimate can be made of the aggregate number of Option Shares that are to be offered hereby or that will be owned by each Selling Shareholder upon completion of the offering to which this Prospectus relates.

         The Option Shares offered by this Prospectus may be offered from time to time by the Selling Shareholders named below:

                                                             NUMBER OF SHARES   NUMBER OF SHARES
                     NAME                                   BENEFICIALLY OWNED   OFFERED HEREBY
                     ----                                   ------------------  ----------------
The Richard and Nancy Bloch Family Trust (1) ..........             223,500(2)       27,675
Will Cureton(3) .......................................             342,840(4)       12,300
Roger T. Staubach(5) ..................................             140,995(6)       17,220
The Donald Pitt Separate Property Trust ...............             226,869(2)       27,675
Charles Diker .........................................             159,219(2)       27,675
The Alan J. Hirschfield Trust .........................             140,625(2)       27,675
John A. Gates .........................................               7,380(7)        7,380
Interstate Mississippi Project Limited Partnership.....              61,500(7)       61,500
                                                                  ---------         -------
         Total ........................................           1,302,928         209,100
                                                                  =========         =======

--------------
(1) Richard Bloch who was the Chairman of the Board of Columbus, may be deemed to beneficially own some of all of these shares.
(2) Includes 27,675 shares of Common Stock issuable upon the exercise of outstanding options.
(3)      Will Cureton was the Chief Operating Officer of Columbus.
(4) Includes 225,498 shares of Common Stock issuable upon the exercise of outstanding options.
(5)      Roger T. Staubach was a trust manager of Columbus.
(6) Includes 38,745 shares of Common Stock issuable upon the exercise of outstanding options.
(7) Represents shares of Common Stock issuable upon the exercise of outstanding options.

                              PLAN OF DISTRIBUTION


         This Prospectus relates to the offer and sale from time to time of up to 209,100 shares (the "Option Shares") of Common Stock of the Company that may be issued to the Selling Shareholders. The Options were originally issued by Columbus, which was acquired by the Company pursuant to a merger whereby Columbus was merged with and into a subsidiary of the Company on October 24, 1997, in connection with the acquisition of certain properties. In connection with the Merger, the optionholders received options to purchase shares of Common Stock of the Company. The Company is registering the Option Shares to provide the holders thereof with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be issued by the Company or be offered or sold by the holders thereof.


         This Prospectus relates to the sale by the Selling Shareholders of the Option Shares if, and to the extent that, outstanding options to purchase the Option Shares are exercised. The Company is registering the Option Shares for sale to provide the holders thereof with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be issued by the Company or offered or sold by the holders thereof.

         The Option Shares may be sold from time to time to purchasers directly by any of the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer the Option Shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Shareholders and/or the purchasers of Option Shares for whom they may act as agent. Without limiting the foregoing, such sales may be in the form of secondary distributions, exchange distributions, block trades, ordinary brokerage transactions or a combination of such methods of sale. The Selling Shareholders and any dealers or agents that participate in the distribution of Option Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Option Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

         At a time a particular offer of Option Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Shareholders and any other required information. The Option Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

         In order to comply with the securities laws of certain states, if applicable, the Option Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Option Shares may not be sole unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

                        FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

         This discussion summarizes the material Federal income tax considerations that may be relevant to a prospective holder of the Common Stock. This discussion is based on current law. The discussion is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations. It also does not discuss all of the aspects of Federal income taxation that may be relevant to a prospective holder of Common Stock in light of his or her particular circumstances or to certain types of holders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws. As used in this section, the term "Company" refers solely to Post Properties, Inc.

         EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

QUALIFICATION AND TAXATION OF THE COMPANY AS A REIT

         The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code effective for its short taxable year ended December 31, 1993. The Company's qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. The Company believes that it is organized and has operated in such manner as to qualify under the Code for taxation as a REIT commencing with its taxable year ended December 31, 1993, and the Company intends to continue to operate in such manner. No assurance, however, can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT. See "Failure to Qualify" below.

         In the opinion of King & Spalding, the Company met the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1993, 1994, 1995, 1996 and 1997, and its current and proposed method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. This opinion is based on various assumptions relating to the organization and operation of the Operating Partnership and the partnerships and limited liability companies in which the Operating Partnership owns or has owned an interest (referred to herein as the "Pass-Through Affiliates") and is conditioned upon certain representations made by the

Company as to certain relevant factual matters relating to the organization and expected manner of operation of the Company, the Operating Partnership, and the Pass-Through Affiliates. Moreover, such qualification and taxation as a REIT will depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. King & Spalding will not review compliance with these tests on a continuing basis. No assurance can be given that the Company will satisfy such tests on a continuing basis. See "Failure to Qualify" below.

         The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the Code sections that govern the Federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

         So long as the Company continues to qualify for taxation as a REIT, it generally will not be subject to Federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to Federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on items of tax preference, if any. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amounts by which it fails the 75% or 95% gross income test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Finally, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis of such property at such time), such gain will be subject to tax at the highest corporate rate applicable (as provided in retroactive IRS regulations that were announced in IRS Notice 88-19 but which have not yet been promulgated), provided an election is made by the Company to apply the principles of Section 1374 of the Code to such gain (a "Notice 88-19 election").

REQUIREMENTS FOR QUALIFICATION

         The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year which has not been revoked or terminated) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status; (viii) that uses a calendar year for Federal income tax purposes and complies with the record keeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) and
(iv), inclusive, must be met during the entire taxable year and that condition
(v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under
Section 401(a) of the Code, however, generally is not considered an individual, and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. For taxable years beginning after December 31, 1997, the Company will be treated as having satisfied the 5/50 Rule for a taxable year if it complies with certain Treasury regulations for ascertaining the ownership of its stock and if it does not know (or after the exercise of reasonable diligence would not have known) that its stock is sufficiently closely held during such year to cause it to violate the 5/50 Rule.

         The Company's Articles of Incorporation contains restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in clauses (v) and (vi) above.

         Section 856(i) of the Code provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. For taxable years ending on or before December 31, 1997, a "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT "at all times during the period such corporation was in existence." For post-1997 taxable years the stock of a qualified REIT subsidiary no longer needs to have been held by the REIT "at all times during the period such corporation was in existence." Certain subsidiaries of the Company constitute qualified REIT subsidiaries. Accordingly, in applying the income and asset tests described below, such subsidiaries will be ignored for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of the Company. Such subsidiaries therefore will not be subject to Federal corporate income taxation, although they may be subject to state and local taxation.

         In the case of a REIT that is a partner in an entity that is classified for Federal income tax purposes as a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership (based on the REIT's capital interest in the partnership) and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests described below. The ownership of interests in the Opening Partnership by the Company will result in its proportionate share of the assets, liabilities and items of income of the Operating Partnership being treated as assets, liabilities and items of income of the Company for purposes of the asset and income tests described below.

         Income Tests. To qualify as a REIT, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. At least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. In addition, for taxable years ending on or before December 31, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each such taxable year (the "30% Gross Income Test"). The 30% Gross Income Test has been repealed, effective for the Company's taxable year beginning January 1, 1998 and for future taxable years.

         The rent received by the Company from its tenants will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant of the Company will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or a direct or indirect owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for the rent to qualify as "rents from real property," the Company generally must not operate or manage its properties or furnish or render services to the tenants of such properties other than through an "independent contractor" who is adequately compensated and from whom the Company derives or receives no income. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, for the Company's taxable years beginning after December 31, 1997, the "independent contractor" requirement will not apply to noncustomary services provided by the Company, the annual value of which does not exceed 1% of the gross income derived from the property with respect to which the services are provided (the "1% de minimis exception"). For this purpose, such services may not be valued at less that 150% of the Company's direct cost of providing the services.

         The Company does not charge rent for any portion of any property that is based, in whole or in part, on the income or profits of any person. In addition, the Company does not receive any material rent from a Related Party Tenant. Finally, any noncustomary services will be provided through qualifying independent contractors or will satisfy the 1% de minimis exception.

         The Operating Partnership receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by the Operating Partnership. A portion of such fees (corresponding to that portion of any such property owned by a third party) generally will not qualify under the 75% or 95% gross income tests. The Company will also receive certain other types of non-qualifying income, including its allocable share of any dividends paid by Post Services, Inc. ("Post Services") and Addison Circle Access, Inc. ("Addison Circle") to the Operating Partnership (which will qualify under the 95% gross income test but not under the 75% gross income test). The Company believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

         If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "__Qualification and Taxation of the Company as a REIT," even if those relief provisions apply, a 100% tax would be imposed on the gross income attributable to the greater of the amount by which the Company fails the 75% and 95% gross income tests, multiplied by a fraction intended to reflect the Company's profitability. No such relief is available for violations of the 30% Gross Income Test (which, as noted above, has been repealed commencing with the Company's 1998 taxable year).

         Asset Tests. At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, including (i) its allocable share of real estate assets held by the Operating Partnership and any subsidiary partnerships or limited liability companies, and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) public debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's debt and equity securities owned by the Company (including its allocable share of such securities owned by the Operating Partnership) may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. Debt of an issuer that is secured by real estate assets does not constitute a "security" for purposes of the 5% asset test. The 5% asset test generally must be met for any quarter in which a REIT acquires securities of an issuer or other property.

         The Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Post Services and also holds a note of Post Services. In addition, the Operating Partnership owns 100% of the nonvoting stock and 2% of the voting stock of Addison Circle. By virtue of its ownership of an interest in the Operating Partnership, the Company is deemed to own its pro rata share of assets of the Operating Partnership and any Pass-Through Affiliates, including the securities of Post Services and Addison Circle. Because the Operating Partnership does not own more than 10% of the voting securities of Post Services or Addison Circle, the Company likewise does not own more than 10%. In addition, based upon its analysis of the estimated value of the debt and equity securities of Post Services and Addison Circle owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the debt and equity securities of each such corporate subsidiary at all relevant times has been less than 5% of the total value of the Company's assets. However, no independent appraisals have been obtained to support this conclusion, and King & Spalding, in rendering its opinion as to the Company's qualification as a REIT, is relying on the Company's representation with respect to the value of Post Services (and its wholly owned subsidiaries) and Addison Circle. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which any actual or deemed acquisition of the securities of Post Services or Addison Circle is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in Post Services or Addison Circle.

         Clinton Administration's Proposed Changes to REIT Asset Tests. The Clinton Administration's budget proposal announced on February 2, 1998 includes a proposal to amend the REIT asset tests with respect to non-qualified REIT subsidiaries, such as Post Services and Addison Circle. The proposal would prohibit a REIT from owning more than 10% of the vote or value of the outstanding stock of any non-qualified REIT subsidiary. Existing non-qualified REIT subsidiaries would be grandfathered, and therefore subject only to the 5% asset test and 10% voting securities test of current law, except that such grandfathering would terminate if the subsidiary engaged in a new trade or business or acquired substantial new assets. As a result, if the proposal were to be enacted, Post Services and Addison Circle would become subject to the new 10%-vote-and-value limitation if either corporation commenced new trade or business activities or acquired substantial new assets after the specified effective date. The Company could not satisfy the new test because it would be considered to own more than 10% of the value of the stock of Post Services and Addison Circle. Accordingly, the proposal, if enacted, would materially impede the ability of the Company to engage in other activities without jeopardizing its REIT status.

         Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute with respect to each taxable year dividends (other than capital gain dividends) to its shareholders in an aggregate amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its Federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

         The Company has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction, of such expenses in arriving at the Company's taxable income, or if the amount of nondeductible expenses (such as principal amortization or capital expenses) exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

         Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay the IRS interest based upon the amount of any deduction taken for deficiency dividends.

         Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding stock. The Company intends to comply with these requirements.

FAILURE TO QUALIFY

         If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distribution to shareholders in any year in which the Company fails to qualify will not be deductible nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances the Company would be entitled to such statutory relief.

OTHER TAX CONSIDERATIONS

         Tax Status of Operating Partnership and Other Pass-Through Entities. All of the Company's investments have been made through the Operating Partnership, which in turn holds interests in various partnerships and limited liability companies (the "Pass-Through Affiliates"). In the opinion of King & Spalding, the Operating Partnership and each Pass-Through Affiliate which is not 100% beneficially owned by the Operating Partnership qualifies as a partnership for Federal income tax purposes and is not an association taxable as a corporation or otherwise subject to corporate-level tax by reason of being a publicly traded partnership subject to corporate-level tax under Section 7704 of the Code. Each Pass-Through Affiliate that is 100% beneficially owned by the Operating Partnership is disregarded for Federal income tax purposes.

         A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent of a secondary market. For taxable years beginning after December 31, 1995, Treasury regulations (the "PTP Regulations") provide limited safe harbors, which, if satisfied, will prevent a partnership's interests from being treated as readily tradable on a secondary market or the substantial equivalent thereof. A so-called "private placement" safe harbor applies if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e.,a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the person's interest in the flow through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. The Operating Partnership does not currently meet the private placement safe harbor of the PTP Regulations because it has more than 100 partners.

         Under a special grandfather rule in the PTP Regulations, an existing partnership may continue to rely on safe harbors contained in IRS Notice 88-75 for a 10-year period. The Company believes that the Operating Partnership has satisfied, and will continue to satisfy, the private placement safe harbor under such Notice because, in part, it has fewer than 500 direct and indirect partners. Upon expiration of the grandfather period, if the Operating Partnership does not at that time satisfy the private placement safe harbor of the PTP Regulations, it is possible that the Operating Partnership could be classified as a publicly traded partnership. In that event, the Operating Partnership should satisfy a special "passive income" exception provided in
Section 7704(c) of the Code and therefore should not be subject to Federal income tax at the corporate level. However, if the Operating Partnership were classified as a publicly traded partnership, the partners of the Operating Partnership would nevertheless be subject to special passive loss rules in
Section 469(k) of the Code.

         If the Operating Partnership were treated as an association taxable as a corporation, the Company would fail the 75% asset test and therefore would not qualify as a REIT. Further, if a Pass-Through Affiliate were treated as a taxable corporation, then the Company would cease to qualify as a REIT if the Company's ownership interest in the Pass-Through Affiliate exceeded 10% of the entity's voting interests or the value of such interest exceeded 5% of the value of the Company's assets. Furthermore, in such a situation, distributions from the Pass-Through Affiliate to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which could therefore make it more difficult for the Company to meet such test. Finally, in computing the Company's taxable income, the Company would not be able to deduct its share of losses generated by a Pass-Through Entity that is treated as an association taxable as a corporation. See "---- Failure to Qualify" above for a discussion of the effect of the Company's failure to qualify as a REIT.

         Taxation of Post Services and Operating Subsidiaries. Post Services and its existing subsidiaries file a corporate consolidated return for Federal income tax purposes. Addison Circle is not included in Post Service's consolidated group and files a separate Federal income tax return. The consolidated taxable income of the Post Services group and the taxable income of Addison Circle are subject to tax at regular corporate rates. To the extent such entities are required to pay Federal, state and local taxes, the cash available for distribution to shareholders will be correspondingly reduced.

         State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside (although shareholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to the Company's operations and distributions). The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

         As long as the Company qualifies as a REIT, distributions made to taxable U.S. Shareholders (as hereinafter defined) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Shareholders (as hereinafter defined) as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. Shareholder" means a holder of the Company's Common Stock that for United Stated Federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and (B) one or more United States persons have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed to the Company's shareholders as a capital gain (to the extent such distributions do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the U.S. Shareholder has held his or her Common Stock. The tax rate applicable to capital gain dividends is described under "-- Capital Gains Rates" below. However, corporate U.S. Shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the U.S. Shareholder's shares of Common Stock, but will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Shareholder's shares of Common Stock, such distributions will be included in income as capital gain, assuming that such shares are capital assets in the hands of the U.S. Shareholder. The tax rate to which such capital gain will be subject will depend on the U.S. Shareholder's holding period for his or her shares. See "---- Capital Gains Rates" below. In addition, any distribution declared by the Company in October, November or December of any year and payable to a U.S. Shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the U.S. Shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following year.

         The Company may elect to treat all or part of its undistributed net capital gain as if it had been distributed to the Company's shareholders. If the Company should make such an election, its shareholders would be required to include in their income as long-term capital gain their proportionate share of the Company's undistributed net capital gain as designated by the Company. Each such shareholder would be deemed to have paid his or her proportionate share of the income tax imposed on the Company with respect to such undistributed net capital gain, and this amount would be credited or refunded to the Shareholder. In addition, the tax basis of the shareholder's stock would be increased by his or her proportionate share of undistributed net capital gain included in his or her income less his or her proportionate share of the income tax imposed on the Company with respect to such gain.

         U.S. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, U.S. Shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of the Common Stock (or distributions treated as such), however, will be treated as investment income only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

         In general, any gain or loss realized upon a taxable disposition of the Common Stock by a U.S. Shareholder who is not a dealer in securities will be treated as a capital gain or loss. Lower marginal tax rates for individuals may apply in the case of capital gains, depending on the holding period for the shares of Common Stock that are sold. See "--Capital Gains Rates" below. However, any loss upon a sale or exchange by a U.S. Shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such U.S. Shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Common Stock may be disallowed if other Company shares are purchased within 30 days before or after the disposition. In addition, capital losses not offset by capital gains may be deducted from an individual's ordinary income only up to a maximum of $3,000 per year. Unused capital losses may be carried forward. A corporate taxpayer may deduct capital losses only to the extent of capital gains, but may carry unused capital losses back three years and forward five years.

CAPITAL GAINS RATES

         For non-corporate taxpayers, the tax rate differential between capital gain and ordinary income may be significant. The highest marginal income tax rate applicable to a non-corporate taxpayer's ordinary income is 39.6 percent. Any capital gain generally will be taxed to a non-corporate taxpayer at a maximum rate of 20 percent with respect to capital assets held for more than 18 months, and generally will be taxed at a maximum rate of 28 percent with respect to capital assets held for more than one year but not more than 18 months. The tax rates applicable to ordinary income apply to gain attributable to the sale or exchange of capital assets held for one year or less. In the case of capital gain attributable to the sale or exchange of certain real property held for more than 18 months, an amount of such gain equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income will be taxed at a maximum rate of 25 percent. With respect to distributions designated by a REIT as capital gain dividends, the REIT also may designate (subject to certain limits) whether the dividend is taxable to shareholders as a 20 percent rate gain distribution, an unrecaptured depreciation distribution taxed at a 25 percent rate, or a 28 percent rate gain distribution.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

         The Company will report to its U.S. Shareholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Shareholder who does not provide the Company with his or her correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any U.S. Shareholders who fail to certify their nonforeign status to the Company. The Treasury Department issued final regulations in October 1997 regarding the backup withholding rules as applied to Non-U.S. Shareholders. The new regulations will alter the current system of backup withholding compliance and generally will be effective for distributions made after December 31, 1998. See "--Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from Federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of Common Stock with "acquisition indebtedness," a portion of its income from distributions on such Common Stock will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trust and qualified group legal service plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the value of the Company's outstanding stock would be required to treat a percentage of the dividends received from the Company as UBTI (the "UBTI Percentage"). The UBTI percentage is the gross income, less related direct expenses, derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income, less related direct expenses, of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the value of the Company's outstanding stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust and
(iii)
either (A) one pension trust owns more than 25% of the value of such shares or
(B) a group of pension trusts, each of whom holds more than 10% of the value of shares, collectively owns more than 50% of the value of the shares.

TAXATION OF NON-U.S. SHAREHOLDERS

         The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign holders of the Common Stock (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

         Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of United States real property interests and are not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company's current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to Federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a corporate Non-U.S. Shareholder). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Treasury Department issued final regulations in October 1997 that will modify the manner in which the Company complies with its obligations to withhold against distributions to Non-U.S. Shareholders. The new regulations generally will be effective for distributions made after December 31, 1998, subject to certain transition rules. Prospective investors should consult their own tax advisors as to the effect, if any, of the final regulations on their purchase, ownership and disposition of the Common Stock.

         Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares of Common Stock but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of the Common Stock as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of the payor's current and accumulated earnings and profits. The Company is required to withhold 10% of any distribution in excess of its current and accumulated earnings and profits to the extent that shares of Common Stock constitute "U.S. real property interests" under Section 897(c) of the Code. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution to a Non-U.S. Shareholder, to the extent that the Company does not do so, any portion of a distribution not subject to 30% withholding will be subject to 10% withholding.

         For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by it as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's U.S. tax liability.

         Gain recognized by a Non-U.S. Shareholder upon a sale of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company is currently a "domestically-controlled REIT" and, therefore, the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Company's stock is publicly traded, no assurance can be given that the Company is or will continue to be a "domestically-controlled REIT." In addition, a Non-U.S. Shareholder that owned (actually or constructively under certain constructive ownership rules) 5% or less of the Company's outstanding shares at all times during a specified testing period will not be subject to tax under FIRPTA if such shares are regularly traded on an established securities market (e.g., the NYSE, on which the Common Stock currently is traded). Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in Common Stock is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of corporate Non-U.S. Shareholders).

OTHER TAX CONSEQUENCES

         The Company, the Operating Partnership, the Pass-Through Affiliates, the corporate subsidiaries of the Company or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and the Company's shareholders may not conform to the Federal income tax consequences discussed above.


                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of Columbus Realty Trust for the year ended December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in the Current Report on Form 8-K dated September 17, 1997 filed by Post Properties, Inc. have been audited by Ernst & Young LLP, independent auditors, as set forth in the report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for the Company by King & Spalding, Atlanta, Georgia. Herschel M. Bloom, a member of King & Spalding, is a director of the Company.

================================================================      =============================================================




         NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN                              POST PROPERTIES, INC.
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION
WITH THE OFFERING COVERED BY THIS PROSPECTUS.  IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE
SELLING SHAREHOLDERS.  THIS PROSPECTUS DOES NOT CONSTITUTE AN                                 COMMON STOCK
OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON
STOCK, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM,
IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION.  NEITHER
THE  DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE
HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN
IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET
FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE                          -----------------------
THE DATE HEREOF.
                           ----------                                                          PROSPECTUS

                                                                                         -----------------------

                        TABLE OF CONTENTS

                                                            Page
                                                            ----

Available Information........................................3
Incorporation of Certain Documents
   by Reference..............................................3
The Company..................................................5
The Offering.................................................8
Selling Shareholders.........................................8
Plan of Distribution.........................................9
Federal Income Tax Considerations............................10
Experts......................................................24
Legal Matters................................................25
                                                                                              MARCH 23, 1998

================================================================      =============================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and NYSE filing fee, all amounts are estimates.

SEC registration fee.......................................    $    2,398
Legal fees and expenses....................................        20,000
Blue Sky fees and expenses (including counsel fees)........         5,000
Printing and Engraving expenses............................        20,000
Miscellaneous Expenses.....................................         2,602
                                                               ----------
          Total............................................        50,000
                                                               ==========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Part 5 of Article 8 of the Georgia Business Corporation Code states:

14-2-850.  PART DEFINITIONS.

         As used in this part, the term:

                  (1) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

                  (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. Director includes, unless the context requires otherwise, the estate or personal representative of a director.

                  (3) "Expenses" include attorneys' fees.

                  (4) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

                  (5) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

                  (6) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

14-2-851.  AUTHORITY TO INDEMNIFY.

         (a) Except as provided in subsections (d) and (e) of this Code section, a corporation may indemnify or obligate itself to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

         (b) A director's conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a) of this Code section.

         (c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct set forth in subsection (a) of this Code section.

         (d) A corporation may not indemnify a director under this Code section:

                  (1) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

                  (2) In connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him.

         (e) Indemnification permitted under this Code section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

14-2-852.  MANDATORY INDEMNIFICATION.

         Unless limited by its articles of incorporation, to the extent that a director has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue, or matter therein, because he is or was a director of the corporation, the corporation shall indemnify the director against reasonable expenses incurred by him in connection therewith.

14-2-853.  ADVANCE FOR EXPENSES.

         (a) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

                  (1) The director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in subsection (a) of Code Section 14-2-851; and

                  (2) The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this part.

         (b) The undertaking required by paragraph (2) of subsection (a) of this Code section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

14-2-854.  COURT-ORDERED INDEMNIFICATION AND ADVANCES FOR EXPENSES.

         Unless a corporation's articles of incorporation provide otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification or advances for expenses if it determines:

                  (1) The director is entitled to mandatory indemnification under Code Section 14-2-852, in which case the court also order the corporation to pay the director's reasonable expenses incurred to obtain court ordered indemnification;

                  (2) The director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in subsection (a) of Code
         Section 14-2-851 or was adjudged liable as described in subsection (d) of Code Section 14-2-851, but if he was adjudged so liable his indemnification is limited to reasonable expenses incurred unless the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders pursuant to Code Section 14-2-856 provides otherwise; or

                  (3) In the case of advances for expenses, the director is entitled, pursuant to the articles of incorporation, bylaws, or any applicable resolution or agreement, to payment or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceeding.

14-2-855.  DETERMINATION AND AUTHORIZATION OF INDEMNIFICATION.

         (a) A corporation may not indemnify a director under Code Section 14-2-851 unless authorized thereunder and a determination has been made in the specific case that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in subsection
(a) of Code Section 14-2-851.

         (b)      The determination shall be made:

                  (1) By the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

                  (2) If a quorum cannot be obtained under paragraph (1) of this subsection, by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

                  (3) By special legal counsel:

                      (A) Selected by the board of directors or its committee in the manner prescribed in paragraph (1) or (2) of this subsection; or

                      (B) If a quorum of the board of directors cannot be obtained under paragraph (1) of this subsection and a committee cannot be designated under paragraph (2) of this subsection, selected by majority vote of the full board of directors (in which selection directors who are parties may participate); or

                  (4) By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

         (c) Authorization of indemnification or an obligation to indemnify and evaluation as to reasonableness of expenses shall be made in the manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under paragraph (3) of subsection (b) of this Code section to select counsel.

14-2-856.  SHAREHOLDER APPROVED INDEMNIFICATION.

         (a) If authorized by the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders by a majority of the votes entitled to be cast, a corporation may indemnify or obligate itself to indemnify a director made a party to a proceeding including a proceeding brought by or in the right of the corporation, without regard to the limitations in other Code sections of this part.

         (b) The corporation shall not indemnify a director under this Code section for any liability incurred in a proceeding in which the director is adjudged liable to the corporation or is subjected to injunctive relief in favor of the corporation:

             (1) For any appropriation, in violation of his duties, of any business opportunity of the corporation;

             (2) For acts or omissions which involve intentional misconduct or a knowing violation of law;

             (3) For the types of liability set forth in Code Section 14-2-832;
         or

             (4) For any transaction from which he received an improper personal benefit.

         (c) Where approved or authorized in the manner described in subsection
(a) of this Code section, a corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

             (1) the director furnishes the corporation a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in subsection (b) of this Code section; and

             (2) The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this Code section.

14-2-857.  INDEMNIFICATION OF OFFICERS, EMPLOYEES, AND AGENTS.

         Unless a corporation's articles of incorporation provide otherwise:

             (1) An officer of the corporation who is not a director is entitled to mandatory indemnification under Code Section 14-2-852 and is entitled to apply for court ordered indemnification under Code Section 14-2-854, in each case to the same extent as a director, and

             (2) A corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

14-2-858.  INSURANCE.

         A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under Code Section 14-2- 851 or Code Section 14-2-852.

14-2-859.  APPLICATION OF PART.

         (a) A provision treating a corporation's indemnification of or advance for expenses to directors that is contained in its articles of incorporation, bylaws, a resolution of its shareholders or board of directors, or in a contract or otherwise, is valid only if and to the extent the provision is consistent with this part. If articles of incorporation limit indemnification or advance for expenses, indemnification and advance for expenses are valid only to the extent consistent with the articles.

         (b) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent to the proceeding.

ARTICLES OF INCORPORATION

         As permitted by the Georgia Business Corporation Code, the Company's Charter provides that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of duty of care or other duty as a director, except that such provision shall not eliminate or limit the liability of a director (a) for any appropriation, in violation of his duties, of any business opportunity of the Company, (b) for acts or omissions that involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions or (d) for any transaction from which the director derived an improper personal benefit. The Company's Charter further provide that if the Georgia Business Corporation Code is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Georgia Business Corporation Code, as amended.

         Under Article IV of the Company's Bylaws and certain agreements entered into by the Company, the Company is required to indemnify to the fullest extent permitted by the Georgia Business Corporation Code, any individual made a party to a proceeding (as defined in the Georgia Business Corporation Code) because he is or was a director or officer against liability (as defined in the Georgia Business Corporation Code), incurred in the proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The Company is required to pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if:

             (a) Such person furnishes the Company a written affirmation of his good faith belief that he has met the standard of conduct set forth above; and

             (b) Such person furnishes the Company a written undertaking, executed personally on his behalf to repay any advances if it is ultimately determined that he is not entitled to indemnification.

The written undertaking required by paragraph (b) above must be an unlimited general obligation of such person but need not be secured and may be accepted without reference to financial ability to make repayment.

         The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in Article VI of the Company's Bylaws are not exclusive of any other right which any person may have under any statute, provision of the Company's Articles of Incorporation, provision of the Company's Bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

         The Partnership Agreement of the Operating Partnership also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in the Company's Charter, and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to the Company and its shareholders is limited under the Company's Charter.

         In connection with the formation transactions, the Company agreed to indemnify Messrs. Williams and Glover from any exposure to personal liability for or under personal guarantees of certain indebtedness of partnerships of the Company aggregating $107,900,000 in principal amount as to which Messrs. Williams and Glover currently have personal liability either directly or as a guarantor of such indebtedness.

         The Company's director's and officers are insured against damages from actions and claims incurred in the course of their duties, and the Company is insured against expenses incurred in defending lawsuits arising from certain alleged acts of its directors and officers.

ITEM 16. EXHIBITS.


EXHIBIT
  NO.
  ---

                                             DESCRIPTION
                                             -----------
 5.1*    --   Opinion of King & Spalding regarding the validity of the securities being registered
 8.1     --   Opinion of King & Spalding regarding tax matters
23.1     --   Consent of King & Spalding (included as part of Exhibit 5.1)
23.2     --   Consent of Price Waterhouse LLP
23.3     --   Consent of Ernst & Young LLP
24.1*    --   Power of Attorney (included on page II-2)

--------------------
* Previously filed


ITEM 17.  UNDERTAKINGS

         The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta on March 23, 1998.


                                      POST PROPERTIES, INC.


                                      By:   /s/ John A. Williams
                                            ------------------------------------
                                            John A. Williams
                                            Chairman and Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of the 23rd day of March, 1998.



             Signature                                     Title
             ---------                                     -----
/s/ John A. Williams                               Chairman of the Board,
---------------------------------                  Chief Executive Officer and a Director
John A. Williams                                   (Principal Executive Officer)


/s/ John T. Glover                                 President, Chief Operating Officer,
---------------------------------                  Treasurer and a Director (Principal
John T. Glover                                     Financial Officer)


               *                                   Senior Vice President - Post Corporate
---------------------------------                  Services (Chief Accounting Officer)
R. Gregory Fox


               *                                   Director
---------------------------------
Arthur M. Blank

               *                               Director
---------------------------------
Herschel M. Bloom

               *                               Director
---------------------------------
Russell R. French

                                               Director
---------------------------------
William A. Parker, Jr.

               *                               Director
---------------------------------
Charles E. Rice

               *                               Director
---------------------------------
J. C. Shaw

               *                               Director
---------------------------------
Robert L. Shaw




* /s/ Sherry W. Cohen
  -------------------------------
  By: Sherry W. Cohen
      Attorney-in-fact

                                INDEX TO EXHIBITS


                                                                                                  Sequentially
                                                                                                    Numbered
     Exhibit No.                       Exhibit                                                     Page Number
     -----------                       -------                                                    ------------
        5.1*                        Opinion of King & Spalding regarding the validity
                                    of the securities being registered
        8.1                         Opinion of King & Spalding regarding tax matters
       23.1                         Consent of King & Spalding (included as part of Exhibit 5.1)
       23.2                         Consent of Price Waterhouse LLP
       23.3                         Consent of Ernst & Young LLP
       24.1*                        Power of Attorney (included on page II-2)

--------------------
* Previously filed